DD 11/30



SEC Mail Processing Section
NOV 29 2012
Washington DC 400

SECUI 12062877 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE CLEARING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED WAGSTAFF (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 12/17



STERNE AGEE CLEARING, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statement of Financial Condition

September 30, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

OATH OR AFFIRMATION

We, G. Mark Hamm and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Clearing, Inc., as of September 30, 2012, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

JOETTE CROUCH FREDRICKSON
Notary Public
Alabama State at Large
Commission Expires March 24, 2014

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- (c) Statement of Operations
- (d) Statement of Changes in Financial Condition
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to m methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sterne Agee Clearing, Inc.:

We have audited the accompanying statement of financial condition of Sterne Agee Clearing, Inc., (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2012 and 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Clearing, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) as of September 30, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2012

STERNE AGEE CLEARING, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2012 and 2011

Assets		**2012**	**2011**
Cash and cash equivalents	$	1,531,729	1,787,830
Due from Parent		1,726,929	1,726,981
Securities owned, at fair value		6,741	6,942
Furniture and equipment (less accumulated depreciation of $191,929 in 2012 and $115,629 in 2011)		156,499	193,387
Other assets		235,028	63,169
Total assets	$	3,656,926	3,778,309
Liabilities and Stockholder's Equity			
Due to affiliates, net	$	236,480	90,032
Other liabilities		44,167	139,062
Total liabilities		280,647	229,094
Stockholder's equity:			
Common stock, $0.01 par value. Authorized, 60,000 shares, 2,500 shares issued and outstanding both in 2012 and 2011		25	25
Additional paid-in capital		467,410	467,410
Retained earnings		2,908,844	3,081,780
Total stockholder's equity		3,376,279	3,549,215
Total liabilities and stockholder's equity	$	3,656,926	3,778,309

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Clearing, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its principal business activities include the execution of securities transactions for institutional and retail customers introduced by nonaffiliated registered broker dealers, as well as the execution of securities transactions for nonaffiliated broker dealers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate of the Company, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform with U.S. generally accepted accounting principles and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Securities owned are stated at fair value.

(Continued)

(e) Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

(f) Subsequent Events

The Company has evaluated the effects of events or transactions through November 28, 2012. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(g) Recent Accounting Pronouncements

Accounting Changes

In May 2011, the FASB issued ASU No 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends the existing pronouncement related to fair value measurement. This new guidance primarily expands the existing disclosure requirements for fair value. Specifically, the new guidance mandates the following additional disclosures: (1) The amount of any transfers between Level 1 and Level 2 of the fair value hierarchy (2) A quantitative disclosure of the unobservable inputs and assumptions used in the measurement of Level 3 instruments (3) A qualitative discussion of the sensitivity of the fair value to changes in unobservable inputs and any inter-relationships between those inputs that magnify or mitigate the effect on the measurement of Level 3 instruments and (4) The level within the fair value hierarchy of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. The Company adopted this new guidance as of October 1, 2011 with no significant impact on the statement of financial condition.

Accounting Changes Issued Not Currently Effective

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities*. ASU No. 2011-11 requires disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized assets and recognized liabilities. ASU No. 2011-11 is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the firm's financial condition.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards (IFRS) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Company is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 as of October 1, 2012 will not have a material impact on its statement of financial condition.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2012 and 2011, the Company had net capital of $1,256,812 and $1,206,812, respectively, which amounts were $1,206,812 and $1,270,637 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the SEC's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of that Rule.

(3) Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement, not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Exchange-Traded Equity Securities – Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Assets measured at fair value on a recurring basis as of September 30, 2012

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:					
Securities owned, at fair value:					
Common stock	$	6,741	—	—	6,741

Assets measured at fair value on a recurring basis as of September 30, 2011

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:					
Securities owned, at fair value:					
Common stock	$	6,942	—	—	6,942

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets include cash and cash equivalents, due from Parent, and payables from affiliates and others.

(4) Commitments and Contingencies

The Company, in its capacity as a broker-dealer, is subject to litigation and arbitration asserting various claims in the ordinary course of business. The Company intends to vigorously defend against the claims asserted against it. Certain of the matters may assert claims in amounts that may be material to the accompanying financial statements. Management believes it is not possible to evaluate the likelihood of an unfavorable outcome or estimate the range of any potential loss that may result from an adverse judgment or settlement of these matters.

(Continued)

(5) Related-Party Transactions

SA Group provides management, consulting, and financial services to the Company for a fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations.

SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with ASC No 740, *Accounting for Income Taxes*, the Company has recorded the following:

	September 30	
	2012	**2011**
Deferred tax assets:		
Compensation	$ —	10,942
State loss carryforwards	4,173	—
Total deferred tax assets	4,173	10,942
Deferred tax liabilities:		
Fixed assets	(34,209)	(60,846)
Prepaid expenses	(5,696)	(11,952)
Net deferred tax liabilities	$ (35,732)	(61,856)

Management has concluded that the realization of the deferred tax asset is more likely than not; accordingly, there was no valuation allowance during either 2012 or 2011.

(Continued)

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2012, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2007 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities.